UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 2011

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
	Name:	Jaime Cohen
	Title:	Chief Legal Officer

Santiago, January 20, 2011

Santiago, January 18, 2010

Messrs.

Superintendencia de Valores y Seguros

Avda. Libertador Bernardo O’Higgins 1449

Securities Registry: 00124

Dear Sirs:

The attached information is reported by virtue of the dispositions contained in Circular Letter N° 1003 of the Chilean Superintendence of Securities and Insurance regarding the requisite information of Directors and Officers of Embotelladora Andina S.A. and its subsidiaries.

(signed) Jaime Cohen A.
Corporate Legal Officer

CIRCULAR 1003 FORM Nº1 OF THE CHILEAN SUPERINTENDENCE OF SECURITIES AND INSURANCE (SVS)

INFORMATION REGARDING THE COMPANY’S OFFICERS AND DIRECTORS

I.	COMPANY INFORMATION

EMBOTELLADORA ANDINA S.A.	91.144.000-8	14/01/2011	Open stock
I.1 Company Corporate Name	I.2 Chilean Tax ID N°	I.3 Date of Report	I.4 Type of Corporation.

II.	DIRECTORS’ INFORMATION

	II.1	II.2	II.3	II.4	II.5
	Surname	Mother’s Surname	Name	Tax Id N°	Position

Officer	Claro	González	Juan	5.663.828-8	Director
Spouse	Guzmán	Baid	Marta Soledad	5.115.666-8

Officer	Said	Handal	Gonzalo	6.555.478-K	Director
Spouse	Laban	Manasseh	Carolina Ivonne	7.011.871-8

Officer	Said	Somavía	Salvador	6.379.626-3	Director
Spouse	Amunátegui	León	Patricia	8.861.799-1

Officer	Garcés	Silva	José Antonio	8.745.864-4	Director
Spouse	Gutierrez	Mendive	María Fernanda	9.576.503-3

Officer	Majlis	Albala	Arturo	6.998.727-3	Director
Spouse	Signorio	Larzabal	Chantal	12.131.950-0

Officer	Smith	O’Brien	Brian	711585336	Director
Spouse	Román	Nuñez	María Loreto	12.021.613-9

Officer	Urzúa	Sánchez	Heriberto	6.666.825-8	Director
Spouse	Allard	Serrano	María Angélica	7034608-7

Officer	Hurtado	Garretón	Jorge	5.200.545-0	Director
Spouse	Ureta	Fernández	María de la Luz	5.662.113-K

Officer	Eluchans	Urenda	José Domingo	6.474.632-4	Director
Spouse	Barreda	Camus	María Isabel	6.370.895-k.

Officer	Alliende	Arriagada	Cristián Arturo	6.379.873-8	Director
Spouse	Page	Marchant	Antonia	10.134.745-1

Officer	Parot	Palma	Gonzalo	6.703.799-5	Director
Spouse

Officer	Parodi	Gil	Patricio	8.661.203-8	Director
Spouse	Cruzat	Ochogavía	María Paz	9.907.648-8

Officer	Eyzaguirre	Baeza	José María	7.011.679-0	Director
Spouse	Fernández	Palma	María Angélica	7.033.021-0

Officer	Bertelsen	Repetto	Ernesto	5.108.564-7	Director
Spouse	Mayol	Ascarrunz	Carmen Gloria	6.586.967-5

(signed) Jaime Cohen A.
CORPORATE LEGAL OFFICER

CIRCULAR 1003 FORM Nº1 OF THE CHILEAN SUPERINTENDENCE OF SECURITIES AND INSURANCE (SVS)

INFORMATION REGARDING THE COMPANY’S OFFICERS AND DIRECTORS

I.	COMPANY INFORMATION

EMBOTELLADORA ANDINA S.A.	91.144.000-8	January 14, 2011	2
I.1 Company Corporate Name	I.2 Tax ID N°	I.3 Date of Report	I.4 Type of Corporation

II.	OFFICERS’ INFORMATION

	II.1	II.2	II.3	II.4	II.5
	Surname	Mother’s Surname	Name	Tax Id N°	Position

Officer	García	Rioseco	Jaime	5.894.661-3	Officer
Spouse	Vial	Infante	María Mercedes	6.558.991-5

Officer	Cooper	Allan	Michael	5.392.867-6	Officer
Spouse	Ureta	Larraín	María de la Luz	5.548.654-9

Officer	Bouchon	Silva	Abel	9004895-3	Officer
Spouse	Montero	Schepeler	Marcela	10.931.166-9

Officer	Garay	Arriola	Osvaldo	5.368.375-4	Officer
Spouse	Walls	Llach	Winifred	6.783.831-9

Officer	Cohen	Arancibia	Jaime	10.550.141-2	Officer
Spouse	Gazitúa	Ortúzar	María Teresa	8.869.520-8

Officer	Court	García	Pablo Cristián	7.062.927-5	Officer
Spouse	Royo	Castera	María de los Angeles	4.5228.74-6

Officer	Garib	Nazal	Germán	7.366.921-9	Officer
Spouse	Andrighetti	Cifuentes	Paula	8.821.857-4

Officer	Wainer	Pollack	Andrés	10.031.788-5	Officer
Spouse	Aedo	Valencia	Alicia	10.971.386-4

Officer	Jabat	Karmelic	Pablo Javier	9.725.475-3	Officer
Spouse	Croquevielle	Vivanco	Chantal Marie	13.441.933-4

(signed) Jaime Cohen A.
CORPORATE LEGAL OFFICER

CIRCULAR 1003 FORM Nº1 OF THE CHILEAN SUPERINTENDENCE OF SECURITIES AND INSURANCE (SVS)

INFORMATION REGARDING THE COMPANY’S OFFICERS AND DIRECTORS

I.	SUBSIDIARY INFORMATION

EMBOTELLADORA DEL ATLANTICO S.A.	30-52913594-3	January 14, 2011	11
I.1 Company Corporate Name	I.2 Tax ID N°	I.3 Date of Report	I.4 Type of Corporation

II.	OFFICERS’ INFORMATION

	II.1	II.2	II.3	II.4	II.5
	Surname	Mother’s Surname	Name	Tax Id N°	Position

Officer	Solorzano	Hurtado	José Luis	10.023.094-1	Officer
Spouse	Silva	Brieva	María Dolores	8.547.990-3

Officer	Ramos	Meneghetti	Fernando	22.560.828	Officer
Spouse	Nazar	Debandi	Maria Constanza	24.172.857

(signed) Jaime Cohen A.
CORPORATE LEGAL OFFICER

CIRCULAR 1003 FORM Nº1 OF THE CHILEAN SUPERINTENDENCE OF SECURITIES AND INSURANCE (SVS)

INFORMATION REGARDING THE COMPANY’S OFFICERS AND DIRECTORS

I.	SUBSIDIARY INFORMATION

Rio de Janeiro Refresco Ltda	00.074.569/0001-00	January 14, 2011	11
I.1 Company Corporate Name	I.2 Tax ID N°	I.3 Date of Report	I.4 Type of Corporation

II.	OFFICERS’ INFORMATION

	II.1	II.2	II.3	II.4	II.5
	Surname	Mother’s Surname	Name	Tax Id N°	Position

Officer	Feuereisen	Azócar	Alejandro de Lourdes	6.060.032-5	Officer
Spouse	Besa	Prieto	María Fernanda	8.192.450-3

Officer	Chatkin		Adriane Nudilemon	1003801501	Officer
Spouse

(signed) Jaime Cohen A.
CORPORATE LEGAL OFFICER